   As filed with the Securities and Exchange Commission on September 16, 1999
                                         Registration No. __________________
================================================================================

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Plan year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number ______


 A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         BANKATLANTIC SECURITY PLUS PLAN
                      BankAtlantic, A Federal Savings Bank
                              1750 E. Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

                        S.E.C. Registration No. 333-82489


 B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                           BankAtlantic Bancorp, Inc.
                             1750 East Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

================================================================================

                                TABLE OF CONTENTS


                              FINANCIAL STATEMENTS


                                                               Page Reference
                                                               --------------

Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of
  December 31, 1998 and 1997 .........................................     1


Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1998 ...............................     2


Notes to Financial Statements ........................................   3-12


Supplemental Schedules as of December 31, 1998, as follows:

 Schedule I - Item 27(a) -  Schedule of Assets Held for Investment
                            Purposes as of December 31, 1998............   13
 Schedule II - Item 27(d) - Schedule of Reportable Transactions
                            for the Year Ended December 31, 1998........   14

Independent Auditors' Consent...........................................   15






                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the BankAtlantic Savings Plus Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        BANKATLANTIC SECURITY PLUS PLAN



Date: August 26, 1999                   By:/s/Lewis Sarrica
                                           --------------------------
                                           Lewis Sarrica, Trustee

Board of Trustees
BankAtlantic Security Plus Plan
Fort Lauderdale, Florida


                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying statements of net assets available for plan benefits of the BankAtlantic Security Plus Plan (the "Plan"), as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
------------------------
Fort Lauderdale, Florida
August 26, 1999

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                                 1998         1997
                                              ----------   ----------
ASSETS
Investments:
   Short-term money market instruments ....  $   700,258  $   744,850
   Mutual funds (Cost: 1998 - $12,789,804,
                       1997 - $9,308,973) .   13,839,211   10,351,429
   Participant loans receivable ...........      686,625      529,300
                                              ----------   ----------
       Total investments ..................   15,226,094   11,625,579

Employer contributions receivable and other      222,608      166,485
                                              ----------   ----------
   Net assets available for plan benefits    $15,448,702  $11,792,064
                                              ==========   ==========







                 See accompanying notes to financial statements.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


Additions to net assets attributed to:
 Investment income:
  Net gains on sales of investment ...........  $    86,946
  Net appreciation in fair value of
    investments ..............................    1,049,406
  Dividends ..................................    1,209,857
  Interest ...................................       49,314
                                                 ----------
   Net investment income .....................    2,395,523
                                                 ----------
Contributions:
 Employer contributions ......................      225,179
 Employee contributions ......................    1,856,402
 Rollovers ...................................      312,837
                                                 ----------
   Total Contributions .......................    2,394,418
                                                 ----------
   Total additions ...........................    4,789,941
                                                 ----------
Deductions from net assets attributed to:
 Distributions to plan participants ..........    1,133,303
                                                 ----------
Net Increase .................................    3,656,638
 Net assets available for plan benefits
   - beginning of year .......................   11,792,064
                                                 ---------
Net Assets Available For Plan Benefits
   - End of Year .............................  $15,448,702
                                                 ==========






                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 1:    DESCRIPTION OF PLAN

         On May 1, 1987, BankAtlantic, a Federal Savings Bank, (the "Employer" or the "Company") established the BankAtlantic Security Plus Plan (the "Plan"). The following description of the Plan provides general information only. Readers should refer to the Plan agreement for more complete information.

         General
         -------
         The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

         The Plan Administrator is the BankAtlantic Savings Plus Committee.

         ELIGIBILITY OF PARTICIPANTS

         The Plan covers substantially all employees of BankAtlantic and subsidiaries. Participation occurs on the January 1 or July 1 after the completion of six months of service.

         VESTING

         Vesting Service
         ---------------
         Vesting service is the number of Plan years, beginning with the participant's date of hire, in which the participant accrued 1,000 or more service hours. For those participants who began employment prior to 1987, vesting service begins on the effective date (May 1, 1987) of the Plan.

         Vesting Percentage
         ------------------
         Participant contributions are 100% vested. Matching contributions are 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting occurs upon death, disability, plan termination or attainment of age 65.

         CONTRIBUTIONS

           a.  Basic Tax-Deferred Matched Contributions
               ----------------------------------------

               Participants are permitted to contribute not less than 2% nor more than 6% of compensation. Percentage may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two (2) weeks advance notice is given.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


           b.  Supplemental Tax-Deferred Contributions
               ---------------------------------------
               In addition, participants are permitted to contribute in excess of 6% up to 14% of compensation, not to exceed $10,000 at December 31, 1998 and $9,500 at December 31, 1997, respectively. For employees that fall within the highly compensated category, maximum contributions are 10% of salary. Percentage may be changed once each quarter to become effective the first pay period following either January 1, April 1, July 1 or October 1, if at least two (2) weeks advance notice is given.

           c.  Definition of Compensation
               --------------------------
               This represents compensation actually paid to a participant exclusive of overtime pay, bonuses, all other forms of extraordinary compensation plus any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Effective April 1, 1997, the compensation exclusion was eliminated with respect to overtime pay, bonuses, and certain other forms of extraordinary compensation. However, auto allowances and referral fees continue to be excluded. Compensation for purposes of this Plan is limited to $160,000 in 1998 and 1997.

           d.  Rollover Contributions
               ----------------------
               Participants are permitted to transfer funds from another qualified plan and trust which represents a qualifying rollover distribution under the applicable provisions of the Internal Revenue Code.

          EMPLOYER-MATCHING

          The Plan's Board of Trustees have the authority to match employee contributions up to 15% of the first 4% of contributions and an additional match of 10% of the first 4% of contributions would occur based on the discretion of the BankAtlantic Compensation Committee. During 1998 and 1997 the participants received the additional 10% of contributions.

          Participants that were employed by BankAtlantic at December 31, 1998 and 1997 and participants who experienced a termination of service as a result of the Employer's Reduction in Force Program implemented beginning December 15, 1998 were entitled to receive employer-matching contributions.

          ELIGIBILITY FOR DISTRIBUTION

          Participants' vested interest from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or over a period not exceeding ten
          (10) years.  On termination  of service,  if a  participant's  account
          balance  is  greater  than  $200,  a  participant's   account  may  be
          distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Participants may delay receiving benefits until attainment of age 65. Terminated participants whose account balance is less than $200 receive automatic distributions. As of December 31, 1998 and 1997, amounts allocated to accounts of terminated persons who have not yet been paid totaled $587,657 and $279,240, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


          FORFEITURES

          At a participant's termination date, the aggregate amount not available for distribution to the participant is placed in his or her forfeiture account. The amount in the forfeiture account is the amount forfeited at the end of the Plan year in which the first of the following events occurs: (1) the participant receives a lump sum distribution of all amounts to which he or she is entitled from the Plan; and (2) the participant incurs five one-year breaks-in-service. Such amounts forfeited are used to reduce the employer's contributions. At December 31, 1998 and 1997 forfeited nonvested accounts available to reduce future employer contributions totaled $11,618 and $17,460, respectively.

          INVESTMENT AND EARNINGS

          Participants may elect to invest all pre-tax and rollover contributions within the various funds of the American Funds Group (see Note 10). Investment elections can be changed on January 1, April 1, July 1 or October 1 with two (2) weeks written notice. Earnings are allocated quarterly in proportion to the participants' weighted average account balances during the period.

          LOANS

          A participant can borrow an amount of not less than $500 nor in excess of 50% of the vested portion of the account as of the date on which the loan is approved. The amount of the loan can not exceed $50,000 less the excess of the highest outstanding Plan loan balance during the preceding twelve (12) months less that existing loan balance on the date on which this loan is being made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

          HARDSHIP WITHDRAWAL

          A participant can withdraw from the plan, part or all of his contributions for a financial hardship. The trustees shall determine what portion or all of such account balance is necessary to alleviate the hardship. A financial hardship must be for one of the reasons specified below:

              1. Medical expense incurred by the Participant, the Participant's spouse, or any dependents of the Participant;

              2. The purchase (excluding mortgage payments) of a principal residence of a Participant;

              3. Tuition for the next semester or quarter of post secondary education for the Participant, his or her spouse, children, or dependents of the Participant; or

              4. The need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant's principal residence.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan records transactions on the accrual basis and assets are valued at market value.

         ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the plan are paid directly by the Employer and are not included in the accompanying financial statements.

         INVESTMENTS

         Short-term money market instruments are stated at cost which approximates fair value. Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans receivable are stated at historical cost.

         Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments. Dividends on mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

         BENEFITS

         Benefits are recorded when paid.


NOTE 3:  INVESTMENTS

         The Plan held the following investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1998 and 1997:
                                                     1998        1997
                                                  ---------   ---------
               Cash Management Trust of America     700,258     744,850
               The Growth Fund of America .....   4,881,398   3,489,785
               U.S. Government Securities Fund      696,975     707,077
               Washington Mutual Investors Fund   6,166,531   4,684,430
               American Balanced Fund .........     823,026     568,724

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



          The number of participants' accounts in each of the funds at December 31, 1998 and 1997 were as follows:
                                                      1998    1997
                                                      ----    ----
               American Balanced Fund ..............   314     244
               Growth Fund of America ..............   690     561
               U.S. Government Securities Fund .....   227     206
               Washington Mutual Investors Fund ....   774     616
               Cash Management Trust of America Fund   149     143
               Europacific Growth Fund .............   364     297
               Small Cap Fund ......................   227     148
               Capital World Bond Fund .............    54      39

         The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of December 31, 1998 and 1997 and for the year ended December 31, 1998.

                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      AS OF DECEMBER 31, 1998

                                                                            THE AMERICAN FUNDS GROUP
                                                ------------------------------------------------------------------------------------

                                                                                   WASHING-     CASH
                                                                         U.S.        TON        MGMT      EURO-             CAPITAL
                                                AMERICAN    GROWTH       GOVT       MUTUAL    TRUST OF   PACIFIC    SMALL    WORLD
                                        LOAN    BALANCED    FUND OF   SECURITIES  INVESTORS   AMERICA    GROWTH      CAP     BOND
ASSETS                       TOTAL      FUND      FUND      AMERICA      FUND       FUND        FUND      FUND      FUND     FUND
------                    ----------  -------   --------   ---------  ----------  ----------  --------   -------   -------  -------
Investments:
Short-term money market
  investments .........  $   700,258  $      0  $      0  $        0  $        0  $        0  $700,258  $      0  $      0  $     0
Mutual funds ..........   13,839,211         0   823,026   4,881,398     696,975   6,166,531         0   725,535   499,041   46,705
Participants loans
  receivable ..........      686,625   686,625         0           0           0           0         0         0         0        0
                          ----------   -------   -------   ---------     -------   ---------   -------   -------   -------   ------
Total Investments .....   15,226,094   686,625   823,026   4,881,398     696,975   6,166,531   700,258   725,535   499,041   46,705
Employer contributions
  receivable and other       222,608         0    19,131      65,775      12,065      85,270     4,876    20,846    12,560    2,085
                          ----------   -------   -------   ---------     -------   ---------   -------   -------   -------   ------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS ........  $15,448,702  $686,625  $842,157  $4,947,173  $  709,040  $6,251,801  $705,134  $746,381  $511,601  $48,790
                          ==========   =======   =======   =========   =========   =========   =======   =======   =======   ======
Participant units
 outstanding ..........                           52,222     217,920      51,936     187,376   700,258    25,547    20,262    2,887
                                                 =======   =========   =========   =========   =======   =======   =======   ======
Participant unit
 investment value .....                            15.76       22.40       13.42       32.91      1.00     28.40     24.63    16.18
                                                 =======   =========   =========   =========   =======   =======   =======   ======



                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     AS OF DECEMBER 31, 1998

                                                                            THE AMERICAN FUNDS GROUP
                                                ------------------------------------------------------------------------------------

                                                                                   WASHING-     CASH
                                                                         U.S.        TON        MGMT      EURO-             CAPITAL
                                                AMERICAN    GROWTH       GOVT       MUTUAL    TRUST OF   PACIFIC    SMALL    WORLD
                                        LOAN    BALANCED    FUND OF   SECURITIES  INVESTORS   AMERICA    GROWTH      CAP     BOND
ASSETS                       TOTAL      FUND      FUND      AMERICA      FUND       FUND        FUND      FUND      FUND     FUND
------                    ----------  -------   --------   ---------  ----------  ----------  --------   -------   -------  -------
Investments:
Short-term money
   market investments    $   744,850  $      0  $      0  $        0  $        0  $        0  $744,850  $      0  $      0  $     0
Mutual funds .........    10,351,429         0   568,724   3,489,785     707,077   4,684,430         0   490,869   379,916   30,628
Participants loans
  receivable .........       529,300   529,300         0           0           0           0         0         0         0        0
                          ----------   -------   -------   ---------     -------   ---------   -------   -------   -------   ------
Total Investments ....    11,625,579   529,300   568,724   3,489,785     707,077   4,684,430   744,850   490,869   379,916   30,628
Employer contributions
 receivable and other        166,485         0    13,994      53,097      10,136      63,394    (2,572)   17,683     9,374    1,379
                          ----------   -------   -------   ---------     -------   ---------   -------   -------   -------   ------
NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS ......   $11,792,064  $529,300  $582,718  $3,542,882  $  717,213  $4,747,824  $742,278  $508,552  $389,290  $32,007
                          ==========   =======   =======   =========   =========   =========   =======   =======   =======   ======
Participant units
 outstanding .........                            36,271     185,825      53,485     154,347   744,850    18,865    14,623    1,945
                                                 =======   =========   =========   =========   =======   =======   =======   ======
Participant unit
 investment value ....                             15.68       18.78       13.22       30.35      1.00    26.02      25.98    15.75
                                                 =======   =========   =========   =========   =======   =======   =======   ======


                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           THE AMERICAN FUNDS GROUP
                                               ------------------------------------------------------------------------------------
                                                                                  WASHING-     CASH
                                                                        U.S.        TON        MGMT      EURO-              CAPITAL
                                                AMERICAN    GROWTH       GOVT       MUTUAL    TRUST OF   PACIFIC    SMALL    WORLD
                                       LOAN     BALANCED    FUND OF   SECURITIES  INVESTORS   AMERICA    GROWTH      CAP      BOND
ASSETS                      TOTAL      FUND       FUND      AMERICA      FUND       FUND        FUND      FUND      FUND      FUND
------------------------  ---------  --------   --------   ---------  ----------  ---------   --------   -------   -------  -------
ADDITIONS TO NET ASSETS
Net unrealized and
 realized gains
 (losses) on
 investments .......... $ 1,136,352  $      0   $  1,308  $  695,014  $   9,316  $  406,075  $       0  $ 47,142  $(23,350) $   847
Dividends .............   1,209,857         0     72,912     449,062     41,290     544,623     34,712    38,500    25,974    2,784
Interest ..............      49,314    49,314          0           0          0           0          0         0         0        0
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
 Net investment income    2,395,523    49,314     74,220   1,144,076     50,606     950,698     34,712    85,642     2,624    3,631
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
Employee contributions    1,856,402         0    167,363     548,609     81,116     699,433     57,936   178,795   108,203   14,947
Employer contributions      225,179         0     19,131      65,775     12,065      85,270      7,447    20,846    12,560    2,085
Rollovers ............      312,837         0     77,136      59,795      2,703     149,781      8,772    13,825       697      128
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
 Total contributions .    2,394,418         0    263,630     674,179     95,884     934,484     74,155   213,466   121,460   17,160
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
Loan repayments ......            0  (269,641)    10,987      92,933     13,432     105,729     10,417    23,722    11,504      917
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
 Total additions .....    4,789,941  (220,327)   348,837   1,911,188    159,922   1,990,911    119,284   322,830   135,588   21,708
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
DEDUCTIONS FROM
 NET ASSETS
Payments to
 participants ........    1,133,303    58,504(1)  50,106     326,560    139,274     390,041    103,766    41,213    20,814    3,025
                        -----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
NET INCREASE
 (DECREASE) PRIOR
 TO INTERFUND
 TRANSFERS ...........    3,656,638  (278,831)   298,731   1,584,628     20,648   1,600,870     15,518   281,617   114,774   18,683
Interfund transfers ..            0   436,156    (39,292)   (180,337)   (28,821)    (96,893)   (52,662)  (43,788)    7,537   (1,900)
                         ----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
NET INCREASE
 (DECREASE) ..........    3,656,638   157,325    259,439   1,404,291     (8,173)  1,503,977    (37,144)  237,829   122,311   16,783
Net assets available
 for plan benefits -
 beginning of year ...   11,792,064   529,300   582,718    3,542,882    717,213   4,747,824    742,278   508,552   389,290   32,007
                         ----------  --------   --------   ---------  ---------   ---------   --------   -------   -------  -------
NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS -
 END OF YEAR .........  $15,448,702 $ 686,625  $842,157   $4,947,173  $ 709,040  $6,251,801  $ 705,134  $746,381  $511,601  $48,790
                         ==========  ========   =======    =========   ========  ==========   ========   =======   =======  =======

(1) Amount represents loans that became distributions for tax purposes.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 4:  INTERFUND TRANSFERS

         These amounts consist of participants' elections to change their investments, and loans to participants from their investment funds.


NOTE 5:  PLAN  TERMINATION

         While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.


NOTE 6:  TAX STATUS

         The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

         Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.


NOTE 7:  ROLLOVERS

         In April, 1998, St. Lucie West ("SLW") 401K Plan merged into the Plan. The net assets of $73,235 were transferred from the SLW Plan to the Security Plus Plan and invested in various American Funds.


NOTE 8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Department of Labor Regulations requires benefits payable to participants to be accrued on Form 5500, Annual Return of Employee Benefit Plans, but benefits payable to participants are not accrued for financial statements prepared in conformity with generally accepted accounting principles.

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                         December 31,
                                               ---------------------------
                                                  1998             1997
                                               -----------     -----------
          Net assets available for benefits
            per the financial statement ...   $ 15,448,702    $ 11,792,064
          Amounts allocated to withdrawing
            participants ..................       (587,657)       (279,240)
                                               -----------     -----------
          Net assets available for benefits
            per Form 5500 .................   $ 14,861,045    $ 11,512,824
                                               ===========     ===========

         The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 1998 to Form 5500:

               Benefits paid to participants per the
                financial statements ................    $1,133,303
               Add: Amounts allocated to withdrawing
                    participants at December 31, 1998       587,657
               Less: Amounts allocated to withdrawing
                    participants at December 31, 1997      (279,240)
                                                          ---------
               Benefits paid to participants per
                 Form 5500 ..........................    $1,441,720
                                                          =========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.


NOTE  9: YEAR 2000 PREPAREDNESS (UNAUDITED)

         The Year 2000 issue is the result of information systems, including computer systems and software products, using two digits rather than four to indicate the applicable year. The operations and records of the Plan are dependent on the information systems of the Company and various other service providers, which are outside the Plan administrator's scope of control such as financial institutions and government functions. Therefore, the Plan could be adversely affected if these information systems do not properly process date-related information from and after January 1, 2000. Both the Company and Plan trustee/recordkeeper have indicated that they are: (1) currently in the remediation and testing phases of their Year 2000 readiness plans with testing expected to continue until late 1999, and (2) developing and refining contingency plans for their respective information systems and processes. The Plan administrator will continue to monitor their progress and can make no assurances that the Plan will not be materially impacted by potential Year 2000 failure. The Company is taking steps to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, the Plan administrator cannot reasonably predict the possible exposure and impact of Year 2000 failure on the Plan resulting from these other service providers, which are outside the scope of its control.


NOTE 10: SUBSEQUENT EVENTS

         Effective January 1, 1999, the Plan added BankAtlantic Bancorp Class A common stock to the Plan's investment altenatives. The Plan began purchasing BankAtlantic Bancorp's common stock in January 1999.

                                   SCHEDULE I

          LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998


                                                               Number of
                               Description of Investment        Shares,
       Identity of         Including Maturity Date, Rate of    Units or
 Issue, Borrower, Lessor                 Interest,             Principal                    Current
    or Similar Party       Collateral, Par or Maturity Value    Amounts         Cost         Value
------------------------   ---------------------------------   ---------    ----------    ----------
The American Funds Group   Cash Management Trust of America      700,258   $   700,258   $   700,258
The American Funds Group   The Growth Fund of America            217,920     4,225,559     4,881,398
The American Funds Group   U.S. Government Securities Fund        51,936       688,218       696,975
The American Funds Group   Washington Mutual Investors Fund      187,376     5,800,985     6,166,531
The American Funds Group   EuroPacific Growth Fund                25,547       683,188       725,535
The American Funds Group   American Balanced Fund                 52,222       823,868       823,026
The American Funds Group   Smallcap  World Fund                   20,262       522,029       499,041
The American Funds Group   Capital World Bond Fund                 2,887        45,957        46,705
                                                               ---------    ----------    ----------
 Subtotal Mutual Funds..                                       1,258,408    13,490,062    14,539,469
                                                               ---------    ----------    ----------
Loans to participants of
 the Plan ..............   Rates change quarterly                              686,625       686,625
                                                                            ----------    ----------
Total assets held for investment...........................                $14,176,687   $15,226,094
                                                                            ==========    ==========

                                   SCHEDULE II


                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                          Sales or Redemptions
                                                                      ----------------------------
   Identity of Party                                      Purchases               Book    Realized
        Involved             Description of Asset          at Cost    Proceeds    Value     Gain
------------------------   ---------------------------    ---------   --------   -------  --------
The American Funds Group   The Growth Fund of America    $  767,112   $326,560  $287,386  $ 39,174
The American Funds Group   Washington Mutual Investors
                           Fund                           1,040,213    390,041   349,511    40,530
                                                          ---------    -------   -------    ------
                           Total......................   $1,807,325   $716,601  $636,897  $ 79,704
                                                          =========    =======   =======   =======
